Exhibit 99.3

DUPLICATE

Number: BC0195584

CERTIFICATE

OF

CHANGE OF NAME

BUSINESS CORPORATIONS ACT

I Hereby Certify that MADISON MINERALS INC. changed its name to BATTLE MOUNTAIN GOLD INC. on May 14, 2014 at 12:01 AM Pacific Time.

Issued under my hand at Victoria, British Columbia
On May 14, 2014

CAROL PREST
Registrar of Companies
Province of British Columbia
Canada